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                                          Filed by Lionbridge Technologies, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Data Dimensions, Inc. Commission File No.: 000-04748


The following communications include certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

We urge investors and security holders to read Lionbridge's Registration Statement on Form S-4, including amendments that may be made to it, because this Registration Statement contains or incorporates by reference important information regarding Lionbridge, Data Dimensions and the merger. This Registration Statement and amendments to it have or will be filed with the United States Securities and Exchange Commission.

When this and other documents are filed with the SEC, they may be obtained free at the SEC's web site at http://www.sec.gov. You may also obtain for free this document (when available) from Lionbridge by directing a request through Investors Relations at 781.434.6000.

In addition to the Registration Statement on Form S-4, Lionbridge and Data Dimensions file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Lionbridge or Data Dimensions at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Lionbridge's and Data Dimensions' filings with the Commission are also available to the public from commercial document-retrieval services and at the SEC's web site at http://www.sec.gov.


Set forth below is a transcript of a telephone conference call held by Lionbridge Technologies, Inc. with its analysts on March 8, 2001:



                         LIONBRIDGE TECHNOLOGIES, INC.

                                 March 8, 2001
                                 4:00 p.m. CST



Moderator      Ladies and gentlemen, thank you for standing by. Welcome to the
               Lionbridge acquisition conference call. All lines are now in a listen only mode, but they will be doing a question and answer session later.

               I would now like to turn the conference over to Cathy Maloney. Please go ahead.

C. Maloney     Thank you. Welcome to the call, everyone. I'm obliged to tell you that during this call we will make certain statements that may be considered to be forward-looking statements under Federal
               Securities law and which involve risks and uncertainties. In particular, these forward-looking statements include those related to the timing and benefits of the proposed acquisition and future financial and operating results. Please refer to Lionbridge's SEC filings for a more detailed discussion of these risk factors.

               Now I will turn the call over to Rory Cowan.

R. Cowan Thank you, Cathy. Hello, everyone. Thank you for joining us at such short notice. What I'd like to do is talk to you about the acquisition of Data Dimensions, an agreement that we have reached earlier today. For those of you that are sort of taking notes, just give you a general structure of how we're going to present.

               We have a section that we'll call The Company, which will give you a sense of what Data Dimensions is, because I think as you look at Data Dimensions' current Web site and filings, there has been a lot of activity in that company. So we will give you a description of what we are actually acquiring. We are acquiring the whole company, but we'll have the reason for it. Then, Steve Lifshatz will talk about, the transaction. He will give you details of the structure of the transaction, timing and all sorts of things. Then, we will close with the rationale, which is what we think will happen with the two businesses when we put the Data Dimensions testing business together with our Veritest division. Then we will open it up for questions.

               So there are four components to the call: a description of the company, nature of the transaction, the rationale and our plan for the business and then a Q&A period. So we will charge ahead.

               Data Dimensions, of course, many of you are aware, is an international information company, an IT services company. It was founded in 1968. DDI developed an early lead in Y2K consulting and compliance and then developed a strong testing business as well. Then, when the clock rolled over, there was, of
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               course, an expectation that there would be a tail of the Y2K business, but many of you that have been involved in it know that tail diminished quite quickly. So the management of Data Dimensions did a Yeoman's job in sort of refocusing the business and redirecting all of the personnel there.

               Throughout that time period, also, they decided to rationalize the portfolio businesses and focused on selling some businesses and shutting some other businesses down. In fact, you will see on their Web site, which you are probably looking at now, they sold the business in Los Angeles to Axiom. So that is tied up.

               The last piece of the business was a testing, an outsource testing business, and an ADM, or application development and maintenance business that was really supporting all of the corporate over head that was designed for much larger business. So by buying all of Data Dimensions' outstanding stock, we will then be acquiring the testing business.

               The business is headquartered in Bellevue, Washington. They have offices in Columbia, Maryland, Boise, Idaho and San Mateo, California, those are test labs; in addition, activities in Galway Ireland and in the UK. So there is a very nice fit with our businesses. DDI also has sort of four main services that they offer, which is QA Consulting Services, which will be a very nice complement for us. These are individuals who go on site and work with clients to develop test plans, test beds and lead test organizations. So on site consulting with corporate and IT company development organizations.

               Then they have a training operation where they actually train for test planning on site and at the DDI facility in Bellevue, so that's another activity they have. Then the ADM business, which is application development and maintenance services, which is a business that they do sort of custom programming for corporate clients in the financial sector and the insurance sector as well; that is sales here in the US and have a delivery mechanism or a programming mechanism in Ireland.

               Then lastly, of course, software testing, which is our main interest but the entire business really fits very nicely with us. Where we're organized with certification and contract testing, DDI has practices developed around certain areas of activity. So for example, wireless would be a special practice that they have developed there.
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               The largest clients for DDI are Microsoft, Novell, Hewlett
               Packard and AT&T Wireless. Fortunately, all of these are customers of both companies, so we are looking forward to enhancing our relationships with these key technology leaders.

               Our estimated 2001 revenue for DDI will be that sort of $25 million to $30 million range. As you look at their Web site, theirs would imply a larger run rate. But once you sort through contracts on both sides, duplicate pipeline and also, sort of natural diminution of momentum that happens following a transaction as you put two businesses together we're feeling more comfortable at the $25 million to $30 million level. That's about equal to last year's revenue run rate. That may appear to be a flat business, but actually is not. They are executing very well, because about 25% to 30% of their business, as far as we can tell, last year was with dot-coms. So the management here has quickly put in the clutch, shifted, refocused and are picking back up the lost business, are filling up the labs with business that was dot-com oriented with more corporate oriented activities. So we're feeling really very, very positive about the sales traction that they're getting as they refocus the business.

               I think that's our overview of the business. Steve, I will turn it over to you to talk about the transaction.

S. Lifshatz    Thank you, Rory. Just very quickly, we'll be purchasing all of the stock of DDI for approximately $15 million in value of Lionbridge stock, so this is a stock transaction. We'll be using the purchase accounting method here. We expect that the transaction will close during the second fiscal quarter, so the second calendar quarter of this year. We're also looking for the transaction to be accretive, and that will be after the elimination of redundancies and leveraging of our mutual infrastructures.

               As far as shares, we're expecting to be issuing approximately
               2.683 million shares after the conversion, so that would render a conversion ratio of approximately 0.19 shares of Lionbridge stock for each DDI stock.

               We also expect to be incurring a restructuring charge under that $4.5 million to $5.5 million based on activities that we'll be doing on both sides. I think combined transaction costs would be about $1.5 million. That's combined for both businesses. We expect to see ongoing synergies in the range of $2.5 million to $4 million.

R. Cowan Great. Thank you, Steve. As you can see from looking at putting these two businesses together, we have some work ahead of us. But the cost synergies between the two businesses are really very powerful and I think that much of the savings is really devoted to the corporate architecture that was surrounding a much larger public company. So we are quite enthusiastic about working with all of the DDI people and their testing business. There will be a lot of support operations that will join us and support our Veritest operation as well.

               So we'll now move to the third part of the call, which is the rationale for the transaction. We will end up then with a revenue run rate of about a $55 million to $60 million business in the testing services arena. That is both the certification world and the test practices that will be evolving jointly, the wireless activities, the stress testing, performance testing, scalability testing and other things.

               We will brand the business as Veritest. It will be the Veritest service. It will be trading under the Veritest name because we are getting really great traction with that as a result of our certification programs.

               We expect that the business will leave the fourth quarter with an EBIT DA of about 9% to 11%. That seems to be putting the two together. We feel pretty comfortable with those targets. We'll have consolidated head counts of about 400 to 450 people, maybe 475, we'll have to work a lot of that through just to see what happens putting the two businesses together. That's just in the testing arena, of course.

               What's also nice about this business is that there are very few overlapping facilities. So we don't have much of the redundancy activity that would go along with consolidating two facilities and going through that whole process. So it increases the footprint very nicely.

               As I mentioned, we will develop expertise in new verticals, the wireless and the Web worlds, as well as a larger share of the printer and peripheral inter-operability activity, because as the world begins to atomize with various technologies, it seems as if this interoperability thing is increasingly important. Now you layer that in the US, but then you put that with our global infrastructure and different language infrastructures and different language operating systems, interoperability is increasingly important.

               The scale of the business, we believe we will be the largest outsource testing business in the world. This adds, again, five additional sites with over 50,000 square feet of lab space, which is really important. The reason we are so enthusiastic about this is there's a recent Gartner Group study that talks really about that the IS organizations, by 2002 their estimate is that they will outsource about 85% of application testing IIT organizations. So we view this outsource testing business as a very fast grower, first. And second, the fact that we will be able to maintain and develop a global test bed for Web applications and wireless applications, coupled with our announcements of Unisys, Compaq and Microsoft, of course, we're really developing this to be a separate business. That is, I don't want to say epicenter, because of course, they're based in Seattle, but it'll be the focus, or the Switzerland, of the business.

               We will have a strong practice in key technology areas, wireless and accessibility testing, as I mentioned. And also, there will be a strong emphasis on process improvement and quality measurement given their onsite test consulting capability that will be reinforced with our own technology group.

               Last, there is a strong marketing engine that will be combined with the two businesses, and a large software platform and global test bed, which I alluded to, an inventory of products, to complement our own state of the art data center simulators.

               So in general, we are very enthusiastic about the business combination. There is a lot of work to be done to put these two companies together. I'd really like to compliment everyone at the DDI test and ADM business and welcome them to the Lionbridge fold.

               That is our prepared part of the comments. Should I open this up to questions?

Moderator      Our first question is from the line of Brett Manderfeld. Please go ahead.

B. Manderfeld  Hello, guys. Congratulations.

R. Cowan       Hello, Brett. Thank you.

B. Manderfeld  It sounds like a really nice fit with what you had going on at
               Veritest. A quick question, was there competition for the deal?

R. Cowan Yes. They had hired a bank to work with others. I don't want to speak for their board, but our impression is that the Lionbridge offer was the accepted offer not only because there was stock for stock, which would give their shareholders continued up side, but also the strategic fit between our global infrastructure, the Veritest brand and the DDI activities really made an awful lot of strategic sense. There were other cash buyers we are told; of course that's on their side of things, but I think that everybody believed that this was the far greater value creating opportunity for the DDI shareholders.

B. Manderfeld  Okay. Will most of the management stay with you, Rory?

R. Cowan Yes, I think they will. There are two layers of management that you'll want to talk about when you think of this. Remember, this was sort of a jewel that was buried inside of all of the DDI organization, remember this was based on the STI Labs acquisition DDI made a few years ago, which was has a fabulous name, has terrific personnel and has deep capabilities here. So there are two layers of management, the existing operating management of the testing business we will certainly be integrating and working together with our Veritest team, but logically, the corporate management will probably not go with us, will not move forward with us.

B. Manderfeld  Okay. And finally, just in terms of the sites, I think you mentioned they had five. Will you be consolidating any of those sites? And what kind of capacity do they have at those sites to grow as you grow?

R. Cowan I think there is a lot of capacity in the business. Remember, they were just smoking last year as a lot of the dot-com deployments, when those sort of evaporated, they rebuilt that activity in a very short order, which really speaks highly of their sales engine and also of their operating execution.

               Our plan is not to shut sites. There may be some minor consolidations in some locations, remember we have a lab here in the Boston area; they have a lab in Maryland, which was the Maryland to Washington area. There's a lot of technology activity happening there, which is important to us. So our goal is not to consolidate sites. That's not in the plan. But you know business conditions change, and I don't want to say never about anything, but we think it gives us a very nice complement to our existing International sites and our domestic activity.

B. Manderfeld  Okay. Maybe one final question, you mentioned the dot-coms, do you expect some of the larger clients that they have to see an up tick in the business as the year progresses given kind of the slow down in tech spending in general?

R. Cowan I think there are two things happening here. First, the Gartner Group studies talk about that testing is becoming an important, individual discipline, because you maintain these skills. Of course, in a large company you have high turn over in the testing department, because look, it's rare that you get to be the head of development starting in testing, right? Where as we offer an environment here for people that enjoy the QA industry. They have career opportunities. They have skills that are developed and refined.

               And also, as these test beds are becoming expensive and global to maintain, we are now getting enough scale to create an infrastructure where people can do, for example, with the Unisys EF7000s we have, they can smoke test deployments before they are actually installed and up and running in a corporate environment. So we are really very enthusiastic about the environment we're creating here.

B. Manderfeld  That sounds great. I apologize for all of the questions, but maybe, Steve, do they have any debt on the books right now? And what kind of cash do they have as well? That's my last question. Again, congratulations.

R. Cowan       Well, you've got the floor here. You're on a roll.

S. Lifshatz    Just speaking to debt, they have no debt to speak of. They do have a bank revolver that I believe had about $300,000 on it as of this stage. At the end of December, they show a little over $2 million in cash on their books, supported by receivables of about
               $11.5 million.

R. Cowan       Anybody there?

Moderator      Mr. Manderfeld, does that answer your question?

B. Manderfeld  It sure does. Thank you.

Moderator      Very good. Thank you.

R. Cowan       Sorry, Brett, didn't mean to ....

Moderator      Now, we're going to move on to the line of Alex Arnold. Please go ahead.

A. Arnold      Hello, guys. Congratulations.

R. Cowan       Hello, Alex.

A. Arnold      I used to follow Data Dimensions in the Y2K days.

R. Cowan       Great.

A. Arnold      Let me ask a question. I got on here right as you were finishing up prepared remarks, so tell me to go off line with you later if you want, but could you talk about the structure of the company and what you will hold on to and what you won't?

R.Cowan Yes. I think it is worth repeating that if you know Data Dimensions, this is a company that has had the Y2K run, sold off some other divisions and really what's left, Alex, is the old FT Labs portion, or their testing infrastructure, as well as their applications development and maintenance group. Those are the two businesses we will maintain. That's about all that's left of the Data Dimensions you must have known four or five years ago. They sold off some other pieces. We will integrate these with our Veritest service group.

A. Arnold      Did you give the number of people?

R. Cowan The consolidation of the two of them together, we'll have about 400 to 450 people world wide in our testing business. We anticipate that we will have a combined run rate in testing this year; we'll leave the year at about that 55 million to 60 million this year. EBIT DA target is 9% to 11% for the testing business after some activities which Steve, it's probably better if he does it off line, regarding the transaction activities for you. But it should be pointed out that there will be some rationalization, as I said to Brett, there is a corporate infrastructure and there is the operating business infrastructure. We will rationalize our duplicative corporate infrastructures and focus on the operating business.

A. Arnold      Okay. And is it a done deal?

S. Lifshatz    A definitive agreement has been signed.

A. Arnold      Okay. How many shares are you issuing?

S. Lifshatz    It's going to be approximately 2.683 million.

R. Cowan       That's $15 million of stock.

A. Arnold      Great. Thanks a lot, guys.

Moderator      We'll go to the line of Rick Hadsman. Please go ahead.

J. McPeake     Yes, hello. It's John McPeake from Prudential. Hello, guys. Can you hear me?

R. Cowan       Absolutely, John.

J. McPeake     Okay. Congratulations. It sounds like a good acquisition. Just a couple of questions here, first off, are you guys contemplating doing any hosted testing services that would be almost like a software subscription type model, like Mercury Interactive is doing?

R. Cowan There are lots of options with this business, John. I don't want to commit to any particular competitive environments or competitors because we have some very good partnerships with a lot of the tools and software development players here. So we do have some hosting activities here. Steve, do you have anything you'd like to add? Do you have some awareness of this?

S. Lifshatz    Yes. I guess at this stage we really don't have any specific hosting plans. I know in the old Data Dimensions they had a piece that was doing managed services that was transferred over to another organization. That's where that activity has gone.

R. Cowan But having said that, John, this platform gives us the scale to go in a lot of directions with the business. We're seeing interest in hosted services overall and we will be developing capabilities in that area, but I don't want to commit to saying, "Yes, I'm going to take some XYZ head on." But at the same time, I don't want to commit that we're not going to take them head on.

J. McPeake     Okay. If you could just allow me a couple of more, along those same lines, what about the relationships with some of the content management providers in terms of plugging in your software? Sort of outside of the acquisition, but I'm just wondering if those are proceeding well?

R. Cowan Yes. We've had some terrific traction with the Documentums of the world and others. We've got a number of activities and projects in the pipe. We've got some Betas out there, the connectors, remember the LGP, which was sort of the four lions there, if you will, the lion access. That's really the connector that we're talking about.

               We've been having a series of lunches, training the Documentum sales force, exposing them to what we're doing. You may have seen that Documentum has announced that their international sales are real focused on a growth point for them. We're finding that everyone in this IT pause that's going on right now, the news is that everyone is saying after some rejiggering of our product planning, international is the focus. You see Cisco called it out, Nortel did, HP did, and Documentum did. Everyone is focusing on that. Now, it's taken them a while to get their plans rejigged, because you can't turn these battleships, but it seems to be working.

J. McPeake     That's a nice seg way into my last question, which is it seems like you guys had some postponements in the December quarter and then some of that stuff picked back up in terms of some of the projects in the March quarter, you said on your conference call.
               Could you just give us a feel for what you're seeing, because you have a pretty broad client base, I think that was said before on the call?

R. Cowan Yes, I think we do. It's interesting, we saw, as we mentioned, a lot of our penned up demand that rolled over, people just didn't want to release projects. They didn't want to book the cost in Q4. We saw a lot of releases early in the quarter. We have seen some hesitation mid-quarter as people refocus on their plans. We have not seen cost pressure. We have seen projects getting bigger and more thoughtful and more integrated, which sort of speaks to the strength of our business.

               I think one of the other things we are finding is that our recurring revenue model is really coming to the fore right now because we are seeing projects that we started last year are growing internally. We're seeing a focus more, John, by everybody on international, but there is a greater caution right now. As you may have seen that HP has announced some of their price cuts in Europe, I don't know if you saw that with their server line? They are really focusing on Europe. It's too early to say if the slow down is hitting Europe that's hit the US, but there's clearly focus on it by all of our customers now.

               Projects are bigger and our pipeline is larger, although there is some hesitation and I think that the contracting process is getting a little bit tighter on everybody's fronts given the importance of these now. So it's no longer just the department level, let's drop a $100,000 or $200,000 project, but we are talking about the $1 million projects that have a greater contracting relationship with them.

J. McPeake     Okay. I'm going to let you get away with that. Maybe, Steve and
               Rory, how is your visibility now versus when you had the conference call in to the March quarter? Are you feeling pretty good about the outlook?

R. Cowan Yes. I think what we're seeing is this, we are going to be ahead of Q4, but we probably won't be out there where everybody has us. I don't want to say we won't yet, but I think this mid-quarter hesitation has sort of given us some pause here, although we're seeing a lot of large projects come in. That's giving us good momentum for Q2, particularly, I think, with this program here, with Data Dimensions getting involved, and the focus on testing happening where we are feeling very good about the business.

               Again, I want to re-emphasize, I've talked with you guys for two years about this recurring revenue stuff we were building here, and these companies and these projects that we sold 18 months ago are now becoming sizable and we're just in the water supply for a lot of companies right now. So I'm feeling really good about the business model. There is some hesitation out there, but there are no real problems.

S. Lifshatz    If I can interject, as a reminder, John, what we mentioned on our
               Q4 conference call was that 80% of our revenue had come from customers that had been with us for a year or longer. I want to really re-emphasize the recurring revenue nature.

J. McPeake     I think those comments are very understandable given what's going
               on. I don't think anyone is going to be surprised about that.
               Thanks a lot.

R. Cowan       Great. Thank you, John.

Moderator      We have no other questions in queue at this time. Please
               continue.

R. Cowan Okay. Listen, I don't think there is much more left to say. I know some of you joined the call a little bit later, feel free to give us a call to get the actual particulars down so you can get the right numbers and everything in the right order that you need in the context of FD. We can confirm to you what we had said previously. So clearly, we aren't going to have any off line conversations. We are all very well trained about that.

               Okay. Thanks an awful lot for your time, everybody.

Moderator      Ladies and gentlemen, that does conclude our conference for today. Thank you for using AT&T Executive Teleconference. You may now disconnect.